A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Selects Mr. Shan Lee as Interim Chief Operating Officer

SHENYANG, China, July 11, 2011/PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that Mr. Shan Lee has been selected as A-Power’s Interim Chief Operating Officer, effective on July 7, 2011.

Mr. Shan Lee has extensive experience in engineering, financial services, and commercial real estate.

Mr. Lee’s most recent position was as Executive Vice President and Principal of Daum Commercial Real Estate Services in the City of Industry, California where he was involved in all significant phases of commercial and industrial real estate development, consulting, brokerage, management, and investment advisory services. His major clients included public companies, financial institutions, real estate investment trusts, major developers, and regional companies in various industries, both domestic and overseas.

Mr. Lee holds two master degrees, a master of science in electrical engineering from the University of Texas and a master of science in engineering management from the University of Southern California. His broad educational background and professional experience gives him strong analytical skills, unyielding discipline, and in-depth knowledge of the industries that he has served. He has extensive contacts in Pacific Rim countries and is fluent in Chinese.

Prior to joining Daum Commercial Real Estate Services in California, Mr. Lee worked with a high-tech start-up company, Compression Labs in San Jose, California, as a design engineer where he designed the pioneer video codec for the commercial broadcast quality video signal. As a senior system engineer at North American Philips/Magnavox Advanced Products & Systems Co., Torrance, California, he developed land-based and shipborne satellite navigation and communication terminals and designed the servo and control system for a shipborne phased-array antenna system. As a senior system engineer at Citigroup/Transaction Technologies, Inc., Santa Monica, California, he designed and developed the first home banking terminal and wireless banking terminals. He also worked with a local stock brokerage firm.

Mr. Lee currently serves as a commissioner of the Los Angeles County Business License Commission. He is actively involved with various community and professional organizations, including American Industrial Real Estate Association, Hacienda Heights Improvement Association, and the Chinese American Engineers & Scientists Association. He is 59.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

Safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and or years; we may experience construction, manufacturing, and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this news release, except as required by law.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

For more information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520
Email:  tmyers@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com